Filed by JDA Software Group, Inc. (Commission File No. 0-27876)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: QRS Corporation
(Commission File No. 0-21958)

JDA Software Group & QRS Conference Call
June 17, 2004

Operator: Good afternoon and welcome to the JDS Software Group and QRS teleconference. At this time all participants have been placed on a listen only mode and the floor will be open for questions following the presentation. It is now my pleasure to turn the floor over to your host, Hamish Brewer, sir you may begin.

Hamish Brewer: Thanks a lot Matt and good morning everyone, or good afternoon if you’re on the East coast. Welcome to the call. Today we’re exceptionally pleased to announce that JDA and QRS have signed a definitive merger agreement that will substantially increase JDA’s revenues, profits and will also significantly increase visible and future revenues and earnings for the combined company.

     With me on the call today are Liz Fetter, CEO of QRS; Kris Magnuson, CFO and Executive Vice President of JDA; David Cooper, CFO of QRS; Ray Rike, Senior Vice President of Sales and Field Operations for QRS and Peter Charness, our Senior Vice President of Marketing and Chief Product Officer for JDA.

     Before I begin I would ask for your patience, because our General Counsel, Mike Bridge is going to read a rather lengthy section of cautionary language required by SEC rules. Mike.

Mike Bridge: Thanks Hamish. This conference call will contain forward looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS, future financial and operating results of the combined company and benefits of the pending merger. Factors that could cause the actual results to differ materially from those described herein include a) JDA’s ability to leverage the QRS products to enable JDA to further expand its market in the demand chain market b) JDA’s ability to successfully integrate and market the QRS products and c) both companies’ ability to obtain regulatory approvals. Additional information relating to the uncertainty affecting the businesses of JDA and QRS is contained in the respective filings with the SEC. Neither JDA nor QRS is under any obligation and expressly disclaims any such obligation to update or alter its forward looking statements, whether as a result of new information, future events or otherwise.

     In addition to the specific risks identified in the proceeding paragraphs, mergers involve a number of special risks including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees, into JDA’s business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

     We will also file a registration statement on Form S-4 with the Securities and Exchange Commission, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’ special stockholder meetings.

     Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement, when they become available because they will contain important information about the proposed merger. Investors and security holders can obtain a free copy of the registration statement, prospectus and joint proxy statements, when available, and other documents filed by JDA and QRS with the Securities and Exchange Commission at the SEC’s website at www.sec.gov or by directing a request to JDA, Attention: G. Michael Bridge, 480-308-3000. Free copies of the joint proxy statement, when available, and other documents filed by QRS with the Securities and Exchange Commission may also be obtained from QRS by directing a request to QRS Attention: Stacy Giamalis, 510-215-5000.

     JDA and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from JDA’s and QRS’ stockholders in favor of the proposed merger. The information regarding the identity of these persons and their interest in the solicitation is set forth in a Schedule 14A filed with the SEC, which is available free of charge at the SEC website and public reference rooms, and from our corporate secretary.

     QRS and its directors and executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS and JDA’s stockholders in favor of the proposed merger. The information regarding the identity of these persons and their interests in the solicitation is set forth in a Schedule 14A filed with the SEC, which is available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.

     With that I would like to turn the floor over to Hamish.

Hamish Brewer: Thanks Mike and we all feel better for that. Now let’s begin the business of the call. Earlier today JDA and QRS issued a joint press release announcing that the two companies have entered into a merger agreement under which JDA will acquire QRS in a stock for stock merger at an exchange ratio of 0.5 of a JDA share for each QRS share.

     The agreement will be filed with the SEC within a few days. Under the merger agreement, QRS will be merged with a wholly owned subsidiary of JDA. QRS stockholders will own approximately 20% of the outstanding capital stock of the combined company. Based on the latest closing price of JDA stock, the transaction is valued at approximately a hundred million dollars and is expected to be accretive to JDA’s fiscal year 2005 earnings.

     Both JDA and QRS are really excited about this combination being delivered on three compelling fronts:

•	First, we’re going to be expanding upon our leadership position in the demand chain market by providing a complete end to end solution that combines our internal optimization software with QRS’ external collaboration network;

•	Secondly, we intend to provide a new breed of applications that are inherently data-rich, connected and collaborative, that can be cross sold to our shared customer base of around 14,000 retailers and suppliers;

•	And third, this merger will establish a new business model, combining high margin software licenses with stable and recurring revenues, which will comprise about 50% of our total business. We also expect to realize cost savings ranging from 20 to 25 million dollars that will drive earnings.

     JDA has established clear market leadership in the provision of innovative technology solutions to almost all sectors of the retail market worldwide. In addition, JDA has been focused over the past two years on building a collaborative solutions business that optimizes the activities between retailers and their suppliers, and this part of our business generated around 50 million dollars last year. At the same time, QRS has built and established clear market leadership in data synchronization and electronic commerce between retailers and suppliers with over 10,000 companies actively trading through the QRS network.

     This merger establishes a new era for JDA and for the marketplace. For the first time a market leading data and electronic commerce provider will become fully integrated with the offerings of a market leading software provider. This new model will seamlessly combine the information needed to drive decisions along with the sophisticated software to enable those decisions.

     In essence, JDA is going to take all of the complexities of electronic commerce, including data synchronization, Product Information Management, RFID information management, as that becomes a critical part of the process and collaboration, and make these processes faster, simpler and cheaper to adopt for both the retailer and the supplier.

The world is moving towards an era of real-time information rich electronic commerce and the combination of JDA and QRS brings both market leadership and experience in all aspects of this new environment together into one leading global force.

     What I’m describing to you here today is the creation of a new kind of technology provider: a company that can deliver information and software assets in real time throughout the demand chain for tens of thousands of companies throughout the world. Consumer commerce is going to be improved and optimized globally by this merger.

     Another important feature of this merger is that it is going to change the financial profile of JDA. Today, like many enterprise software vendors, JDA is faced with the reality of a highly unpredictable quarterly license revenue stream that I’m sure has impacted our valuation in the market. The nature of this part of our business has made it impossible for JDA to provide objective guidance, and I know that this has frustrated many analysts who cannot determine how and when JDA is going to deliver revenue growth.

     This merger fundamentally changes the profile of our company by increasing the overall scale of our business, while also adding a significant portion of recurring revenue. These changes will mitigate the impact of any single license deal in a quarter and significantly reduce the risks inherent in our current business model.

     We do not intend to immediately switch over to objective guidance as a result of this merger, but the day when we can start to provide objective guidance will definitely be a lot closer as a result of this transaction.

     During this call I would like to cover the following items and then open up the call for questions at the end. First of all Kris Magnuson is going to provide an overview of the financial synergies that we anticipate. Second Liz Fetter, CEO of QRS is going to talk about the value she perceives for QRS shareholders in merger. And third, Ray Rike from QRS and Peter Charness from JDA are going to provide some insight into the scale and nature of the opportunities that lie ahead for our combined companies.

     So now I would like to turn the call over to Chris.

Kris Magnuson: Thank you Hamish, good afternoon everyone. As you all know, operating as a public company in America has become increasingly expensive in the last two years as the regulatory environment has become more demanding. It is also very inefficient for smaller companies to pursue growth internationally through a worldwide distribution network.

     This transaction will increase JDA’s revenues by around 50% and bring with it significant immediate operating leverage. Within the first 18 months after closing, depending upon when we close the deal, we expect to reduce the annual run rate of our combined operating expenses and cost of sales by 20-25 million dollars. These savings will include the elimination of redundant headcount and infrastructure in our combined sales, marketing and administrative functions, as well as reduced costs due to synergies in benefit programs, marketing programs, accounting, legal, insurance and occupancy costs.

     As you review the prospects for our projected combined business, it should be noted that we expect continued decline in the existing EDI-VAN component of the QRS business, which represents roughly $66 million in revenues over the past 12 months. We factored this into our decision making and still believe that the overall transaction will be substantially accretive to JDA in 2005 and beyond.

     When we know the specific timing of the closing of the transaction, we can be more explicit about the timing of the impact on JDA’s consolidated results. In the interim, we will be developing detailed transition plans, as we have in our past significant acquisitions, to ensure that the consolidation occurs in an orderly manner with minimal disruption to the rest of the business. I am now pleased to introduce Liz Fetter, the president and CEO of QRS.

Liz Fetter: Thanks Kris. When I joined QRS two and a half years ago, we outlined a three part strategy, to turn around our business and achieve market leadership. The first phase was to strengthen the company’s financial performance, which we achieved. The second phase of our plan was to drive operational efficiencies and improve the performance of our core business while introducing new collaborative solutions to drive future growth.

     The third and final phase of our strategy for the company was to become a global market leader in collaborative commerce solutions, for the retail trading community, and we have continued to actively evaluate the best path to achieve this goal, both organic and strategic. The agreement we’re announcing today is, I believe, the best way for QRS to achieve leadership and growth for our company.

     As many of you know, QRS has established a unique position in the retail technology market over the past 15 years. While many organizations today are attempting to establish businesses that support synchronized data, processes and decisions throughout the supply chain, QRS has forged a unique market leadership by achieving these goals in production level volumes with over 10,000 retailers and suppliers and three quarters of a billion transactions conducted annually.

     But as Hamish alluded to in his introduction, connecting organizations to perform fast and efficient commerce is not enough in today’s highly complex and evolving retail demand chain. The next stage of development for this industry is to merge the network and data resources that QRS brings, with powerful tools that are being used by both retailers and their suppliers. When you look at the software companies that have achieved broad success in the demand chain space, there are really only a very small number of potential candidates, and by far the most appealing to us was JDA.

     In addition to our shared industry vision, there are also a number of clear synergies that we can expect by combining QRS with JDA. First, we will be able to create profitable revenue growth by cross selling each other’s solutions and services to our respective customers. JDA has established a clear track record of growth through acquisitions in the past that they have added both top line revenue and improved profitability. This clearly proven competence was an important element in the value of this combination, as we considered the long term opportunities for existing QRS shareholders.

     Second, while we have been able to execute on a broad number of operational efficiencies in the past two years, becoming part of a larger organization gives us the scale to eliminate redundant expenses and leverage infrastructure for the benefit of both companies. This will result in significant earnings improvement for the combined entity.

     Third, the combined organization will be able to offer solutions that serve the full range of retail industry segments, including consumer packaged goods, food and general merchandise and apparel. As Hamish outlined, our combined resources will give us the ability to better address the emerging opportunities around data synchronization and other demand chain issues around the world.

     In summary, I am confident that this move represents both an immediate opportunity for earnings growth for existing QRS shareholders, and it also represents a clear and exciting path towards new business opportunities for the new JDA.

     I will turn the call over to Ray Rike, who will be joining JDA from QRS as the Senior VP of Collaborative Solutions. Ray.

Ray Rike: Thank you Liz. Today there are a number of collaborative business practices that are generally accepted as highly beneficial to both retailers and their suppliers. Whether you’re talking about product information and data synchronization, collaborative planning, forecasting and replenishment, collaborative trade funds management, or even long established processes such as collaborative pricing for supply chain event tracking. The issue in the demand chain industry is not that people don’t know what they should be doing to improve their demand chain efficiencies; the issue is that adoption of these collaborative practices and processes is still too hard for most companies in the trading community.

     When you consider this challenge and layer on top of that the degree of sophisticated data management and synchronization of business processes that is going to be required, as RFID is adopted for distribution and then ultimately for item level, the demand chain is going to become a vast complex interconnected web of processes that will be connected real-time across organizations and across the world.

     For the very largest trading partnerships, volume of business will economically justify more complex technology to ensure that these practices are made to work. So you see these practices are emerging already between say, Proctor and Gamble or Anheuser Busch and Wal-Mart. However, as we have learned at QRS over the years, the challenge is not just with the large scale trading partnerships, the real challenge is to make the processes work for every vendor/retailer combination, right down to the smallest local vendors. Until a retailer can eliminate the double cost of dealing both electronically and manually and across all of its trading partners, true cost savings cannot occur. At QRS we have a strong track record in helping our clients achieve 100% compliance level within the markets we have traditionally served.

     The only way that these smaller companies are going to be able to participate in the emerging generation of business practices that are going to define global commerce, is for them to be able to leverage an integrated model of information and application technology. Only when you combine these two elements in a seamless and easy to access end user experience are we going to be able to declare success with these initiatives.

     JDA and QRS combined can make that happen in short order. QRS has the broad expertise of managing an e-commerce collaborative information network for over 10,000 companies and has established all of the organizational and technological assets required to deliver complex-collaborative processes to every constituent in the demand chain, no matter how large or small. When you combine that with the innovation, power and market leadership of JDA solutions – used by more companies in the demand chain than any other vendor’s — you achieve an immense capability to enable real-time global commerce.

     With JDA and QRS combined, customers of our solutions will be able to execute their daily business decisions in a connected environment, and with all their information at their fingertips. Business users can focus on demand chain decisions, rather than constantly striving to gather the data necessary to make a decision about the simplest of transactions.

     And now to talk about the enablement of JDA solutions in a data-rich environment, I’d like to hand it over to Peter Charness the Chief Product Officer and senior vice president of global marketing of JDA.

Peter Charness: Thanks, Ray. JDA’s applications are already in use by more retailers and suppliers in the demand chain than those of any other software vendor. The capabilities and experience built into these applications is second to none, whether you’re talking about planning, forecasting, assortment planning, category management, revenue management, collaborative replenishment, or any one of a host of advanced analytic and optimization applications.

     However no matter how advanced, all of these applications need accurate and timely information in order to operate effectively. Our largest customers spend huge amounts of time and money cleansing and organizing data so that they can make rational and optimized decisions that drive billions of dollars of commerce through the global demand chain.

     With the combination of QRS and JDA, a new breed of application will be made available to JDA customers over time that will seamlessly combine the information needed to drive decisions along with the sophisticated software to enable those decisions. At JDA we’re calling this phenomenon ‘data-rich’, and we intend to establish this capability as a defining and differentiating characteristic of the JDA Portfolio Enabled solutions over the coming months and years.

     The integration required to accomplish this new kind of solution is not the same as we have traditionally done with other acquisitions. It is really a question of integrating the QRS data with our current portfolio suite and making this combined capability available to our newly extended community. This type of an exercise is neither as complex nor as costly as previous packaged software integration.

     As Ray described, the challenge with collaborative commerce is amassing and organizing the huge volumes of data necessary to integrate business processes across the demand chain. JDA will take away that complexity by incorporating inherent capabilities into our Portfolio applications that allow them to subscribe to the data enrichment services provided to the QRS community via their collaborative products.

     With the outcome of this merging of two previously distinct facets of the demand chain, our clients will be able to look to the new organization as a trusted resource to:

•	enable them to quickly and efficiently get on collaborative programs as supported by existing standards organizations and more than occasionally, confusing standard;

•	move to competitive advantage in areas of collaboration that may not yet be serviced by standards;

•	get quickly to an economy of scale of operation with the support of an organization that has a proven track record of getting clients to 100% compliance;

•	rely on a single vendor to support all aspects of these programs.

     Our clients can look forward to new solutions that get them to:

•	RFID enablement; collaborative category management;

•	collaborative planning,

•	forecasting and replenishment; and

•	collaborative revenue management, all with the press of a button.

     We intend to make adherence to the new and elevated (and sometimes difficult to achieve) new standards of businesses such as the Wal-Mart, Tesco and Targets which are asking for a standard which is simple and easy to achieve for every constituent in the global demand chain.

     Two years ago at our user group I described a number of these new collaborative possibilities as part of our ongoing product strategy. At our user conference this past

April, I described a new breed of applications that include new and advanced inherent capabilities such as integrated collaboration, integrated workflow, integrated cross departmental process and decision optimization. We established an adjective to describe this new breed of solutions, giving these applications the moniker of being ‘enabled’.

     With our new data-rich applications we are taking enablement one step further, by incorporating seamless access to information. There are no other software vendors on the market today that have the applications and the information necessary to deliver this kind of offering to the demand chain industry, and as we formalize our program of incorporating data enrichment into our next generation of Portfolio applications, we will announce plans for the release of these innovative and unique solutions.

     Today we are once again executing on the product strategy that we have outlined to the JDA community over the past years, a strategy that has proven successful and has served both our client and ourselves superbly. With that I would like to hand it back to Hamish.

Hamish Brewer: Thank you Peter. As you can probably tell, we’re pretty excited about the opportunities that lie ahead for JDA. We’re going to substantially improve earnings and create a new and timely offering to enable retailers and suppliers to adopt the global trading standards that are emerging.

     Both companies will now start preparing the registration statement and proxy statements for the merger, which will contain a lot more information about the transaction. Meanwhile, I hope that this call has given you a flavor of our intentions, and while we may not be able to answer all your questions right now, I would be very happy at this point to open up the call to questions. Matt.

Operator: Thank you. The floor is now open to questions, if you would like to ask a question please press ‘star’ followed by ‘one’ on your touchtone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. We do ask that while you pose your question, please pick up your handset to provide optimum sound quality. Once again if you would like to ask a question, please press ‘star’ followed by ‘one’ on your touchtone phone.

     Our first question is coming from Tad Piper, with Piper Jaffray.

Tad Piper: Thanks guys, a couple of questions. The first one is for Liz actually. Liz can you talk a little bit about the rate that you’ve been seeing in the decline of the EDI-VAN business so we can sort of understand where that $66 million is likely going?

Liz Fetter: Sure. We have, as the investment analyst who’s been following QRS understands, seen some attrition and a bit of erosion in that business over time, over the last few years. In recent quarters through some price actions and the hard work on the part of our sales and marketing teams, we have been able to – I guess stem the decline in some of the pricing but we do anticipate that just given the long run trends, as customers continue to drive their own costs out of the system that we’ll see some pricing pressure.

Historically, that revenue line has declined by up to about 10% a year, between single digits and 10% a year.

Tad Piper: Okay, thanks. Perhaps Kris you could give us just a little better idea of the hot synergies and the timing of that. You said that the deal should be accretive for the full year of ‘05. We would assume (I would guess) that it would be dilutive at the first part of the year and then accretive in the latter half?

Kris Magnuson: Actually, there are some immediate cost reductions that we’ll be able to put in effect as soon as we close the transaction. I think the big thing that’s up in the air right now is exactly when the transaction will close because there are several regulatory approvals that we have to get to, and shareholder vote. So part of this depends on exactly what happens in the second half of ‘04 and how quickly we can get this deal done. When you combine two public companies, there are immediate cost synergies that you can take into effect. And then this transaction is a little bit simpler than others we’ve done in the past (although it’s the largest) because we’re basically combining more simplistic administrative functions, accounting, finance, things that are less difficult to integrate than product development organizations, customer support organizations, and that has been forming. So we are pretty confident that we will be able to bring the cost savings in as soon as we can get this deal closed and can move forward with the plan.

Tad Piper: Can you give us any insight into the $20-25 million that you mentioned in big brush strokes about where that will come out of, but please be reasonably specific. Can you give us some idea of where you see getting most of those cost savings?

Kris Magnuson: Yes, most of it isn’t going to be in people costs although the headcount reductions will not be as deep as we experienced in the E3 acquisition. Just to remind you in E3, that company had 338 people and we cut it by, we cut it down to about 200 within the first six months of ownership, and we implemented over 16 million in cost savings per annum. Here we probably won’t have as deep a headcount reduction but because it does involve two corporate companies that have duplicate D&O policies, duplicate Sarbanes Oxley requirements, duplicate executives, duplicate boards of directors, we’ll get a lot more savings with fewer headcount reductions. Right now we’re probably looking at cutting overlapping positions of about 70 to 80 people and when you get the combined purchasing power of being a much larger North American organization, we’ll get our leverage in other cost areas of the business.

Tad Piper: Should I take from that comment that you would expect it to be accretive pretty much right away?

Kris Magnuson: Well, probably not the first quarter because there will some deal costs, not all of which can be capitalized. We may have some purchased R&D and again, it just depends on when we close this thing. If it closes December 15th as opposed to September 15th, I’m going to get a different answer because I’ll have to get through the year end audit. So when we know more exactly when this deal is likely to close, we can be more explicit about when the accretion will occur.

Tad Piper: Okay, one last question then I’ll turn it over to others. The timing, obviously you’re in the midst of a large product transition internally in JDA with the transition of .NET, how do you see that changing? Does it change the timing there at all and when do you know how that changes the timing overall of the .NET transition and do you expect to move the QRS products over to that, to the .NET, in a timely manner?

Hamish Brewer: Let me take that. This is Hamish. We don’t anticipate that this transaction is going to have any impact on the work that we’re doing around the .NET transition. And if I can maybe characterize the situation here. Now clearly both companies are developing a whole bunch of software. Within JDA today what we’re really doing is we’re focused on building packaged applications, software that we’re delivering out and licensing out into the marketplace. And the consolidation of our packaged applications on to the .NET platform is obviously a key part of our ongoing strategy. Most of the software development work is really focused around building the software that is actually            . It doesn’t get delivered in the package out in the marketplace, it is operated by the customers of QRS. And you know there’s really very little requirements for one side of that to be connected to the other initially, in terms of the .NET transition. Now as we go forward, we will start to provide the data-rich enablement we talked about and that capability of consuming the data within the JDA applications, but it’s not going to impact our immediate transition to .NET. And there’s no requirement for us to make decisions throughout integrating the platforms or with the technology of the two companies at this point. We don’t need to do that.

Tad Piper: Thanks, just sorry – one last questions I apologize. For Liz, the EDI-VAN business, the margin on that, what was that roughly?

Liz Fetter: It’s between 50 and 55% gross margin.

Tad Piper: Thank you.

Operator: Thank you. Our next question comes form Heather Billini with UBS.

Hamish Brewer: Hello Heather?

Operator: Ms. Billini your line is live.

     Thank you our next question comes from Robin Roberts with Stevens Incorporated.

Robin Roberts: Hi everyone.

Liz Fetter: Hi Robin.

Robin Roberts: While I look at QRS’ business in 2003, 54% of the revenue is from EDI Messaging services with a 50% margin. And 27% is from Catalogue, with 83% margins and the remainder 20% is in that product comparison sort of because it’s only 12% gross margin. So when I look at your press releases and listening to your opening remarks it sounds like the attractiveness of QRS to JDA is more in the data and the Catalogue side of the business. So what is your plan for their product comparison business and also the EDI Messaging services?

Hamish Brewer: Yes, we have kind of focused a bit on the core on the data side of things in terms of the ability to be able to provide cost synergies immediately into our applications. But you should not read into that, that JDA has decided to discard the retail intelligence services. We see this as an important part of the overall offering because, if you think about it, you can imagine a scenario where the data and the information that we’re using within the application comes really from two sources: one is from within the information environment, where we’re using the information that we have in our systems that our customers are using and also the information that’s being passed around the trading network. And secondly, we can complement that with the information about price, about product positioning, product quality, location, promotion, all that kind of activity that is going on every day in stores throughout the country. And if you could actually bring those two together in a more real-time and timely manner I think that you could actually generate a more genuine value proposition to both the retailers and indeed the suppliers of retail who are obviously spending a lot of money promoting their products through the retail supply chain. Does that give you some clarity on that?

Operator: Thank you. Our next question comes from Heather Billini with UBS.

Heather Billini: Sorry about that, you couldn’t hear me before. First Hamish and Kris, I want to say that I’m sure everyone’s pretty excited that you guys are going to have a smoother revenue stream, so congratulations on achieving that goal. But I wanted to touch on the EDI business. You mentioned the EDI business has been declining to mid to high single digits. I was wondering if you could talk about the non-EDI portion of QRS’ revenues and what type of growth rates we should expect from that. And then as a follow up, if you could comment on the similar strategy that you had with E3, where you’re going to take the products and how you are planning to re-sell into your install base and if so, what type of ASPs are we looking at for these products. Thank you.

Liz Fetter: Thanks, why don’t we start (this is Liz) on commenting on the QRS lines of business. The EDI portion of the business falls into something that we call trading community management, if you look at how we report our results, which is roughly as was noted of about 54% of the business, and there are some elements actually even within that revenue line that are growing quite nicely including web forms, which is a service that is offered to the mid and lower end vendors to allow them to collaboratively do business with large retailers. That business has been growing in the double digits fairly consistently for the last few years and we’ve (inaudible). Even within that revenue line, the $66 million of the last 12 months, there are some ups and downs. But taking the other two large categories that you cited, the Catalogue business, which is in the software applications line and then the retail intelligence services business, Catalogues has been a very stable growing business. It’s been relatively flat in the last year or so but again high margin, and we are very actively selling that service into what we called ‘adjacent retail sectors’ outside of our traditional general merchandise and apparel – it had some wins in the first half of the year. So we anticipate being able to maintain that business at its current level or depending on our success, perhaps grow it.

     The retail intelligence services business has been growing quite nicely since QRS acquired that about four years ago. It’s averaging over the last four years, 10-15% a year, well below margin, with the totaling around 10% or so of gross margin being labor based so we do anticipate an improvement of margins overall once we marry that service with some of the applications that Hamish mentioned.

     One big item I guess in our overall revenue stream of roughly 120 million dollar currently is the pricing pressure in the EDI business. Volumes have been growing, but we just continue to experience some of that pricing pressure.

Hamish Brewer: Now let me just follow up with the second part of that question Heather, this is Hamish. You talked about whether we are going to be re-selling these applications and the answer to that absolutely is yes. If you look at what the QRS business is today, most of what you see in terms of the Catalogue business and in terms of the trading community is an environment that’s dominated by the GMA (General Merchandising Apparel) retailers and suppliers. We need a basis for the North American retailers. Now clearly from our point of view we see an opportunity to take the capabilities of that Catalogue and to go broader with it in terms of moving into other sectors, more aggressively. Clearly JDA has a lot of working relationships with a lot of retailers in all kinds of sectors ranging from grocery, mass merchants, sporting goods. There’s a whole range of retailers that we think could benefits from the benefits that the QRS Catalogue has provided for the GMA sector over the years. And the other side of it is JDA brings a stronger international presence and the ability to be able to drive adoption of these solutions on a global basis, perhaps more strongly than has happened in the past. If you look at things like the competitive pricing services of the retail intelligence piece and, clearly there’s an immediate connect there through what we’re doing with our revenue management offering, we’d also be able to take information about pricing and to execute that within our pricing executions, solutions, advertising/marketing/promotions solutions where the focus is on delivering revenue management solution into the marketplace. You can also imagine connections like providing the services of the retail intelligence service to our Intactix customer base so that they can actually link what they’re doing in their planogram software with what actually could happen out there in the stores. So, hopefully you can get a sense of some of the cross selling options that we have here.

Heather Billini: Great, thank you.

Operator: Thank you. Our next question is coming from Kristen Schaeffer with Wells Fargo Securities.

Kristen Schaeffer: Thank you. First, maybe a question for Liz. If you could talk about who QRS competes with across all three of your product lines.

Liz Fetter: Certainly, starting again with the largest category that we talk about, trade and community management, there are a couple of players out there, most of them actually privately owned who we name in our filings, companies like Sterling Commerce, who is owned by SBC, which is a very large company that offers communications services, transaction services to a number of verticals out beyond retail. There are others, beyond just the retail sector. There’s also a company called GSX, which is privately owned, and formerly owned by GE. Again they are a horizontal play which is in three or four verticals including retail. We see them from time to time. And then there are a few smaller competitors including one called Inovis, which is also privately owned and, again, participates in a number of sectors. So QRS is a bit unique in that we’re the only trading community management provider out there that is strictly focused on retail or has been.

     The second category in Catalogues, in Catalogues we don’t have a lot of competition in that sector. We really have probably the market leading offering clearly in the general merchandise and apparel sector, and data synchronization (the service that we offer through the Catalogue) which is really starting to get some good traction in other segments of retail, such as CPG and mass merchandising, but those were in early days and also in Europe. So there’s some great growth opportunities, but we are clearly a leader in general merchandise and apparel, with not a lot of other players out there.

     And finally in retail intelligence services, we have the only national footprint out for that service and smaller regional players do similar services but our customers really cite as being the only national scale provider.

Kristen Schaeffer: Okay and can you also talk about how the product information management and data synchronization products are related to RFID? And how does this acquisition affect JDA’s RFID strategy moving forward?

Ray Rike: This is Ray Rike. I’ll take this first part and then hand it over to Peter for the RFID and JDA question. Today synchronization only has a mature footprint in the general merchandise and apparel industry. Since 1988 (inaudible) the sub committee formed the standard for data synchronization in conjunction with IBM’s CRM. The grocery and mass merchant industry over the last two years, in conjunction with the UCCDAN, have determined there are significant operational efficiencies within the global supply chain to the accrediting standards on a global basis. You will see small start up data pools such as Transport etcetera learning how to serve that marketplace as well as using CNET. The (inaudible) is until supply chains/demand chains can successfully synchronize UPC and G10, which is the 12 to 14 digit number you see at the grocery store or at the retail department store. If you can’t simply synchronize that information between companies you have no hope of being able to synchronize RFID or UPC information. So we believe that we can facilitate RFID over the next two to five years by getting successful UPC synchronization in place. In fact we believe that the Catalogue opportunity will grow significantly over the next three to five years because of these new reverting global standards from the grocery and mass merchant industry. And Peter will talk about the RFID and JDA.

Peter Charness: And then just really quickly, to be able to roll our supply deals past the kind of current pilot state that their in, the suppliers and the retailers are going to have to exchange a significant amount of product identification data, and case and pilot level identification (what Ray was alluding to, the EBC codes). And without the ability to do as QRS has already done in terms of purchase order information, advanced shipment notice information, connecting up the suppliers, creation and sending to the retailers receiving them, basically a system that doesn’t work past the pilot stage. And the volume of data that will have to now be connected and distributed and translated and brought into internal systems (including JDA’s internal system) is a much higher order of magnitude than anything the market has seen within previous collaborative applications. The interesting thing about this is, if retailers and suppliers are forced to maintain duplicate systems, the existing manual ways of manifesting products to stores, the existing barcodes styles and materials management ways of doing it then they incur double costs. The ability of QRS to get the trading community up towards the 100% is really the only way that the cost savings of RFID at that level of the supply chain are going to really become practical for suppliers and retailers.

Kristen Schaeffer: Okay thank you.

Operator: Thank you. Our next question is coming from Philip Alling with Bear Sterns.

Philip Alling: Thank so much. Well this deal will improve visibility to recurring revenue as you have indicated. What could you say about whether it’s improving your visibility to organic growth?

Hamish Brewer: I think it is going to be an integral part of organic growth. I mean what we’re talking about here is the fact that synergies between our businesses are going to drive organic growth for the combined entities as we go forward, and now let’s just take the historical run rate as a basis, 50% of the new revenues that we’ll be generating on a go forward basis are going to be highly predictable. So, I think, that as we grow and as we add new business to JDA through these synergies, you’re going to see a bigger and bigger dollar amount every quarter that essentially is going to be highly predictable from our point of view. Now, as we go into doing more and more cross selling of the applications there’s going to be opportunities, I think, for us to also raise the volume of licensed transaction business that we’re doing and by doing that I think, as I mentioned earlier on in the script, we think that we will be able to reduce the impact of any one deal moving, slipping, or whatever. It may happen, we think, within our normal licensed business.

Philip Alling: Well, with respect to these predictable revenues that you’re talking about, primarily EDI revenues, are you expecting a stabilization of those EDI based revenues and if so, at what point would you expect that?

Hamish Brewer: Well, let me just correct something you said in your question. The predictable revenues are not primarily EDI revenues. I mean clearly that’s a major part of it, but when I’m talking about predictable revenues I’m talking about JDA’s maintenance revenue stream, I’m talking about QRS’ Catalogue revenue stream, and I’m also talking about the EDI data related revenues. So as we go forward I think that is a significant part of the sort of the total mix of the business and I don’t anticipate that we’re going to see any particular change in the visibility or predictability of those revenue streams.

Philip Alling: Okay. Could you just review for us the customer overlap that you have?

Hamish Brewer: You know, I don’t think we’ve got a very clear picture right now around what the customer overlap is. We have done some – clearly in terms of the retailers, I think that we’ve certainly identified that there’s probably about I guess, I’m just guessing now, about sort of 30 to 50% of the retailers that currently use a QRS data suite but also JDA customers. It might be a little bit higher than that. But in terms of the suppliers, we haven’t been through that whole analysis just yet and I suspect that most of them are not going to be overlapping customers because most of the work that we have done in terms of building up our supplier customer base has really been in the CPG arena, whereas the real strength of the QRS customer base sort of supplier side of the equation is in the apparel/manufacturing area.

Operator: Thank you. Our next question comes from Craig Wood with Unterberg Tobin.

Craig Wood: Thanks very much. Given what was described as fairly a less complex product integration relative to other acquisitions that you’ve done, can you talk a little bit about what your plans are for combining the two sales forces and creating a new organization there?

Hamish Brewer: Yes, I’ll just take that at the high level. What we will be doing is we are going to continuing with a lot of the sales and customer account management activity that QRS has done historically. A critical part of, I think, the QRS business model from a sales point perspective is something that’s very much in line with something that we’ve been doing here at JDA now since the CVP reorganization at the beginning of 2003, which is to establish long-term ongoing account management relationships building the strategic value in the presence of those customer relationships. We’ve clearly done a bunch of due diligence, including calling a number of customers of QRS, and I can tell you from my own personal experience and the things that I’ve heard that they really value the customer care and the relationship management that QRS has provided, and we will continue to do that.

     Now, I think, from a JDA perspective, that will provide us with some synergies from a sales point of view because we will be able to establish and maintain a lot more day-to-day contact with our customers and ensure that we are getting messages across and generate opportunities for new business. So I think you’re still going to see, on the one hand, the sort of the customer care/customer relationship management side of the sales organization, which we will do. There’s also going to be, on the other hand, if you like, the more traditional JDA commissioned licensed selling sales representatives and our relationship’s ongoing. But I don’t anticipate that we’re going to be changing that fundamental model very much really just adding more weight to the customer care side of the equation.

Craig Wood: Okay, and I’d be curious if you could take us through just the timing of the merger. When did they first hit your radar screen as a potential acquisition target and when did you first strike up discussions and reach an agreement?

Hamish Brewer: Well, we started the discussions seriously during the first quarter of this year and we’d been aware for some time that QRS was a business that we were – I beg your pardon, it was early second quarter. I’m just being corrected here. And we’d also been aware of QRS for a long time as a business and a lot of customers are their customers and so forth. So we’ve been, I guess, on each other’s radar for sometime, but it’s only just recently, I think that we started to realize that there was an opportunity for two companies to work together, and that QRS was interested in doing that.

Craig Wood: Okay. Finally, I think in the 10-K you describe your acquisition strategy as being cash based acquisitions in the neighborhood of $5 to $20 million dollars. What changed either at JDA or QRS to change that fundamental strategy?

Kris Magnuson: Well, I think this is one of those highly strategic acquisitions, and we believe at JDA that we probably could not have achieved the acquisition by using cash at the same type of price because there would not be the upside potential that the two companies see by joining together and moving forward. So we thought this made sense. It’s the largest acquisition we’ve ever done and using our stock because of the highly strategic nature and our ability to make it immediately accretive, it made sense at this juncture to use the stock for this size of a deal.

Craig Wood: Okay, thanks very much.

Operator: Thank you. Our next question comes from Brad Reback with CIBC World Markets.

Brad Reback: Oh, hi. Just a couple of follow up questions here. Kris, are there any collars on the deal and could you give us an idea of what the break up fee is?

Kris Magnuson: There are no collars; it’s a fixed exchange ratio of 0.5 to 1 and the break up fee is 3.75% of the deal.

Brad Reback: So basically a little under $4 million dollars?

Kris Magnuson: Yes.

Brad Reback: Okay. Kris, one of the things that QRS does that you don’t is capitalize software. What happens with the combined company? Does that go away?

Kris Magnuson: Well, the reason they capitalize software is they’re actually building software for internal use because they run their applications, many of them, in a hosted environment. The actual applications that they were building, for packaged application sales, we’ll probably follow our normal JDA policy and not capitalize any costs on those. There are very explicit accounting rules that deal with how you must treat costs when you’re building software for internal use, so we will abide by those accounting rules, and then there probably will be some minimal capitalization going forward as a result of that.

Brad Reback: Okay. The other thing is, as I understand it, QRS uses the IBM network for much of their EDI-VAN functionality and I think that agreement they had with them is up for renewal about a year from now. Where do things stand with that?

Liz Fetter: This is Liz. You’re right, we have been using the IBM network. We resell that now, which we have been doing that since the inception of QRS and for the last 15 years and have a really strong relationship with them. Our deal with them in the current contract is – the termination date or the end date of that currently is July 2005 right into June and we have already entered into discussions with them, as we did a few years ago renegotiating the terms of that agreement. So we anticipate, yes, we have a good strong relationship with IBM, as does JDA, and we anticipate working with them as a strong business partner going forward.

Brad Reback: Would you expect the same sort of price reductions you achieved the last time around?

Liz Fetter: That’s very difficult to predict.

Brad Reback: Okay, and finally, for you Liz, how many other bidders were in on this process?

Liz Fetter: We actually – let me just put that question and my answer into context. As I mentioned and as I’ve said on my calls in the past, 2004 was a time for us to really start moving on our strategic agenda and, anticipating consolidation in the market, we had been talking to companies from time to time almost every quarter. Actually, since I’ve been in the company in the last two and a half years we’ve been approached by someone or another with a fairly serious level of interest. In this process, of course doing the market test, we did talk with a number of companies. I don’t know that I want to get too specific, but we did talk to a number of companies and really decided after working with JDA in the relatively near past that we felt that this was definitely the best tone for QRS going forward and really answered all of the strategic questions and the agenda that we had in front of us.

Brad Reback: Okay, that’s great. And you know what, one last question for Hamish. If you look at the EDI business, Liz went over a bunch of the other competitors out there, there is consolidation going on, this is a scale game. Is this a game that you see long-term you can build to scale or are there other opportunities maybe you look for that business?

Hamish Brewer: Yes, I think the big decision for us around how and to what extent we’re going play in that business is going to be determined in the coming months as we detail out exactly how our value add is going to be delivered to our customers. I mean I’m going to be spending time and I’m sure that many of the executives at JDA are going to be spending time going and talking to our customers in the next couple of months, and really I’m trying to understand from them what are the major things that we could be doing to improve and add to the value proposition that we bring to you in a combined way.

     Now, if we hear from them that the things that are really important for us is for you to be doing extra, more stuff around the applications, the kind of things that we’re talking about that we’ve envisioned and talked about here on the call, then our decisions about what to do about EDI or to the VAN business are going to go in one direction. If we hear that, yes, some of the stuff that they need absolutely, fundamentally and critically require that connectivity and there’s a real long-term value proposition around that connectivity, then clearly we’re going to view that in a different light and maybe we’ll start to take a look at what our role is going to be in that consolidating marketplace. So I can’t say quite honestly right now that we have a 100% clear picture of exactly how we’re going to play in that.

Brad Reback: Great, thank you very much. Good luck.

Hamish Brewer: Okay, thanks.

Operator: Thank you. Our next question comes from Andre Glukhov with Southwest Securities.

Andre Glukhov: Yes, thank you very much. Liz, early in the call you talked about that in the recent past you contained the decline in the EDI revenue by sort of raising prices but then you alluded to pricing pressure. So is the pricing on EDI right now maxed out and going forward it’s just going to decline? Has it stabilized or kind of what’s going on there?

Liz Fetter: Well, I think I would tell you it’s very difficult to forecast what will happen in the marketplace. True, there’s some things that we did on pricing and we also put a number of our customers on longer-term contracts, that kind of thing, in an effort to stabilize that revenue stream and in the last couple of quarters it’s been flat versus declining. I think that that is we’ll continue to work it. I think it’s just extremely difficult to predict where prices will go, and we’ll just actively continue to manage it and we have had some successes in the past, and we’ll just continue to work it.

Andre Glukhov: Okay and what’s the average contract length for a customer on the EDI contract right now?

Liz Fetter: We have actually two categories that are relevant. One is for the large retailers, which are generally multi-year, two to three years long, and then on the vendor side, on the manufacturing side, one of our efforts was to put everyone on at least, to really have a push to put everyone at least on a year or longer if they’re a larger vendor.

Andre Glukhov: Okay.

Liz Fetter: So prior to the activities in the last few quarters, many of our vendors were on month to month.

Andre Glukhov: Okay. And Kris, do I understand it right, you’re not going to move the development team to Arizona; you’re just going to consolidate the kind of administrative functions?

Kris Magnuson: That’s correct.

Andre Glukhov: Okay. And lastly, so that I understand, Hamish, you talked about there is no real changes to your .NET migration strategy. Now the QRS’ software apps, like the sourcing app, they’re written in .NET or they will just be at the tail end of your migration?

Hamish Brewer: No, the sourcing application is not written in .NET and from my point of view, you know, we’ve set out a clear path of the stuff that we need to get done on .NET, and I’m not going to deviate from that path in the near term. So we’re not going to be stirring things into the mix that don’t make sense. And so quite frankly, as far as applications like sourcing and like the new Impact application that QRS has just launched in terms of its product information management offering there, I don’t see any requirement to start to try and redevelop or rewrite those applications in .NET right now.

Andre Glukhov: Thank you very much.

Hamish Brewer: Okay.

Operator: Thank you. Our next question comes from John Torrey with Adams Harkness.

John Torrey: Hi, just a few questions. I guess in terms of deal timing, what’s the earliest that this deal could close, hypothetically?

Kris Magnuson: I’ve been told by my legal counsel that the earliest date would probably be mid to late September and that is if everything goes like clockwork we’ll be filing the S-4 within the next three to four weeks. And then we have to get through with the review time at the SEC, and then once we clear all that and clear the Hart Scott Rodino requirements, then we have to put this out for shareholder vote. So if you add up all those weeks together I think the earliest date would be sometime mid to late September.

John Torrey: Okay. And then just so I understand the QRS business, the software line for QRS, is that almost exclusively at this point the Catalogue business in terms of revenue?

Liz Fetter: Yes, the vast majority of it is the Catalogue business, stuff with our hosted application, yes.

John Torrey: Okay and you obviously talked a lot on the call about .NET and the roadmap there and the level of integration with QRS and how this is different. But I guess, over the course of the remainder of ‘04 one of the things I understood was that you planned to significantly smooth the integration between the registry product and retail or production masters and, I guess, given the data-rich nature of this acquisition with QRS, while it may not change any of the product delivery roadmap for JDA, does it impact the adoption of things like registry at all, from your perspective in the customer base, one way or the other?

Hamish Brewer: I think it could do so because, as we mentioned, our goal here is really to try and eliminate the complexity of getting into the business of product information synchronization, and supply chain event synchronization, all of those kinds of activities. We want to take away that complexity and make it easy for our customers to get involved in these global trading standards. And so I think to the extent that we’re successful at doing that clearly it makes solutions like our Registry product, I think, far more appealing to our customers because they’re going to be able to just get on with their business instead of worrying about how they’re going to be spending all their time trying to adopt some future technology (inaudible).

Peter Charness: I mean in the end the registry is where the retailer will finally house the product information and use it for their production systems. The challenge that the industry is facing is how do they get that information cleanly, neatly and efficiently without touching it from the supplier community, so everybody who is involved in data synchronization at some point has to update their production files. For our retail customers the registry are those production files and by linking them into the community the way that we’re now able to do so, we really make the entire round trip a more seamless experience for the retailer.

John Torrey: Right. Okay, thanks very much.

Operator: Thank you. Our next question comes from Alan Weinfeld with Fulcrum Global Partners.

Alan Weinfeld: Congratulations on the largest acquisition, guys. Just curious if you’ve parsed what’s going to be the go forward model, what percentage will be in the licenses versus maintenance versus services, looking to ‘05?

Kris Magnuson: Alan, we can probably talk about that more clearly when we know exactly when this deal is going to close and what the outlook for 2005 because obviously our maintenance base keeps growing every quarter and, while choppy, we believe the overall environment for our licensed software licenses is getting better, so for me to predict an exact ratio for 2005 at this point wouldn’t be appropriate.

Alan Weinfeld: So if it did close in the third quarter you would see that dilution in the fourth quarter and you believe going into 1Q05 you would be on the accretive part of this slope.

Kris Magnuson: Yes.

Alan Weinfeld: Great, thank you very much.

Operator: Thank you. Our next question is coming from Ryan Novachek with Deep Havens.

Ryan Novachek: Hamish, it seems like you guys are sending a little bit of a conflicting signal here. In your early comments it sounded like the EDI business was a core part of the strategic reasoning behind this acquisition. Later you commented that you’re going to consider what the customers say about how valuable that business is to you and it sounded like you may consider selling it if the value does seem to be high. And also it seems like a lot of the software products that QRS has are inextricably linked to the network and the hosted model. Can you help us reconcile your thoughts on what you are going to do with the EDI business as we go forward in regards to keeping it or selling it?

Kris Magnuson: Well, let me just clarify what I meant before I turn it over to Hamish to talk about the forward-looking environment for that business. We knew the business was declining and even knowing that, because of the other revenue synergies we’re expecting, and because of the significant reductions in costs we’re expecting, the deal is solidly accretive and builds value for JDA shareholders. So that is what I meant by us saying that we were aware that the business had been in decline.

Hamish Brewer: Yes, and I think that when you talk about the EDI business, you’re really talking about several different things and, on the one hand, you’ve just got the basic transport itself and the basic transport of the data is the area where clearly there’s the least value add in terms of what QRS and JDA can bring to our customers. And so, how we go forward with that is going to be determined largely by the activities of our customers. We are not going to walk away from that business or in any way diminish that business and as long as it continues we will continue to provide it because we know that for a number of our customer the provisions of that highly available immediate network that they can actually transact their business over is a very important part of what we deliver to them. So we’re certainly not going to walk away from that.

     But there are obviously alternate competing technologies around the basic transport of the data itself and that’s distinct from the business process of actually managing the trading that’s going back and forth between the manufacturers and the retailers and that itself is a value add proposition. And that’s kind of what I mean in terms of there are some parts of the EDI-VAN business that are definitely going to be long-term important for JDA. Everything around the actual, the data itself, the management of that data at both ends of the process is very important to JDA in the long run. The actual transport itself, as I said, that’s going to be determined by our customers. Does that help you at all with that?

Ryan Novachek: So there’s components of the EDI business that you would keep and components that you may consider selling (inaudible) shift your focus and what would you guys (inaudible).

Ray Rike: Yes.

Hamish Brewer: Yes.

Ray Rike: This is Ray Rike. Let me also add just a little bit more to that. There are two distinct components of EDI and often people focus purely on the communications aspect or the VAN. And there are alternative technologies that’ll be adopted by the larger trading partnerships, called AS2, and we understand that. But the real aspect is the business processes that are being executed between these trading partners, and there’s two things we should look at. Number one, 80% of those trading partners will not have the sophistication to use alternative peer-to-peer connectivity types, so there’ll still be a place for a trusted third party with us using a sync protocol or AS2 protocol. But more importantly, if you look at collaborative processes like replenishment, the base link component of replenishment is exchanging transactions for structured data between companies.

     One the biggest issues there is are they exchanging in the stated format and can they weed out the erroneous transaction types? So EDI from just exchanging data, to interrogating the data, ensure it’s appropriate PO, the appropriate product number and (inaudible) good information to the retailer and help the vendor make sure the right information is being collaborated on. So EDI is not pure communications; it’s executing enterprise processes and that’s unique in combination of JDA and QRS. We will help move the data and then the JDA software can optimize the business processes that use that data.

Hamish Brewer: Is that any clearer now for you?

Operator: Thank you. We do have a follow up question coming from Robin Roberts with Stephens Incorporated.

Robin Roberts: Hi, I just want to follow up. When I look at the history in the software industry the failure rate for companies that try to combine software with network services is relatively high and one of the QRS’ key competitors on EDI, Harbinger, was acquired by Peregrine and had to be divested and now it’s Inovis and then Decartes also acquired a whole bunch of EDI transactions through other companies and now they are experiencing financial trouble. So Hamish and Kris, I understand that you have done a lot of due diligence, but looking at the history of other companies what pitfalls do other companies typically fall into in combining software with services and how do you plan to avoid those pitfalls?

Hamish Brewer: Well, let me, first of all, I think there’s a really important difference here between the kind of scenarios you’re describing and what (inaudible) today. What you’re describing in the past is really software companies trying to get involved in just the basic network services and the fact is that that’s really not what we’re talking about here today. And it speaks to the last question and the distinction between just basic transport and, in fact, the business processes and the data that go around that transport. What JDA and QRS are doing here today is we’re essentially going to be connecting the dots that allow companies to perform electronic commerce on a global basis.

     Now, the extent to which that involves providing connectivity to a third party like IBM is we will do whatever we need to to make that happen. I mean I guess that’s the bottom line here. But what we’re doing is we’re not just providing a bunch of technical connectivity services and trying to get into the sort of the communications business in any way here, I don’t think. So, it’s a different kind of a thing that we’re talking about here, and it’s very much focused around application software, around business process and around the data that those applications use, which is absolutely in our core business. Does that (inaudible) all that?

Robin Roberts: Yes, thank you.

Hamish Brewer: Okay, I think, Matt, that you can probably maybe take one more if there’s one there or we can close it off now.

Operator: Thank you. Our next question comes from Tad Piper with Piper Jaffray.

Tad Piper: Yes, just a quick question on EDI-VAN business for Liz. What kind of market share do you think you have in that business in retail, and then can you give the same rough estimate for the Catalogue business as well?

Liz Fetter: Yes, it’s just very difficult to speak about market share numbers depending on how you define it because our biggest competitors of course are internal systems and internally developed solutions. But of the third party providers out there, based on some data that’s a couple of years ago it showed that we were one of the two biggest providers of EDI services for the retail industry and there aren’t a lot of them. So there aren’t a lot – I named off a few of them earlier. And in Catalogue, we just recently passed 100 million unique product items and our individual market research shows that the next biggest provider of those types of services, third party provider, is probably not more than 2/3’s that size and that’s across a number of industries aside from retail. Again, very difficult to pin down and with our biggest competition being internal development.

Hamish Brewer: And so let me just back up there with the end of the call here by (inaudible).

Tad Piper: Could I just ask one final question?

Hamish Brewer: Hello?

Tad Piper: Sorry, can I just ask one final question, Liz?

Hamish Brewer: Oh, sorry. I beg your pardon, Tad.

Tad Piper: That’s okay. Do you have any estimate for what the operating margin is for the EDI-VAN business? You gave us the gross margin but are you able to sort of estimate what the operating margin is for that business?

Liz Fetter: It’s difficult. Our operating margins – we ended last year in the fourth quarter with an operating margin overall of 8% — that was excluding some extraordinary one time write-offs for cost restructuring, and it’s going to be about the same. Whether it’s above or below that, I would say probably above. Our services business of course pulls that down the Catalogue pulls it up, but being half the business it’s probably a little – it’s difficult to say, but it would be centered or around that margin I would say.

Tad Piper: Okay, thanks. Sorry, Hamish.

Hamish Brewer: Oh, no problem. Thanks a lot, Tad. Okay, so, we’ve come to the end of the call here, and I’d just like to hand it over to Kris, who is just going to give you a few comments about what we’re going to be doing over the next few weeks.

Kris Magnuson: Okay, so we will be taking some follow up calls today to answer any particular questions regarding the information discussed on this conference call or in the press release, but because JDA is in its traditional quiet period with respect to its operating results for second quarter. We’re going to be going back into our quiet period. After today we won’t be making any comments on the quarter today and when we get our S-4 filed and add visibility to our second quarter results we’ll be opening up the window again. So I’d like to thank everybody for participating today and hope to talk to you again soon.

Operator: Thank you. This does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.